SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 5)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DIAMOND RESORTS INTERNATIONAL, INC.

(Name of Subject Company)

DIAMOND RESORTS INTERNATIONAL, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

25272T 104

(CUSIP Number of Class of Securities)

Jared T. Finkelstein

Senior Vice President-General Counsel and Secretary

Diamond Resorts International, Inc.

10600 West Charleston

Boulevard, Las Vegas, Nevada

702-684-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Barbara L. Becker, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 101669

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission (the “SEC”) on July 14, 2016 (together with the Exhibits and Annexes thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by Diamond Resorts International, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to a tender offer by Dakota Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Dakota Parent, Inc., a Delaware Corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $30.25 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 2016, contained in the Tender Offer Statement on Schedule TO, dated July 14, 2016 filed by Parent and Purchaser with the SEC on July 14, 2016, as amended or supplemented from time to time.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraphs immediately preceding the heading “Forward-Looking Statements”:

“Expiration of the Offer

At 5:00 P.M., New York City time, on September 1, 2016, the tender offer expired and was not extended. Purchaser was advised by Continental Stock Transfer & Trust Company, the depositary for the tender offer, that, as of the expiration time of the tender offer, a total of 56,675,355 Shares were validly tendered into and not withdrawn from the tender offer, representing approximately 81.26% of the currently outstanding Shares. In addition, Notices of Guaranteed Delivery have been delivered with respect to 4,523,247 Shares, representing approximately 6.49% of the currently outstanding Shares.

The number of Shares tendered into the tender offer satisfies the Minimum Condition (as defined in the Offer to Purchase). All conditions to the tender offer having been satisfied, Purchaser accepted for payment, and on September 2, 2016 paid for, all Shares validly tendered into and not validly withdrawn from the tender offer.

On September 2, 2016, concurrently with payment for the tendered Shares, in accordance with the merger agreement and Section 251(h) of the DGCL, Purchaser was merged with and into Diamond Resorts. In connection with the merger, at the effective time, each Share issued and outstanding immediately prior to the effective time (other than any Excluded Shares) was converted automatically into and thereafter represented only the right to receive the merger consideration, which is a cash amount per Share equal to the offer price (without interest and less any applicable withholding tax). As a result of the merger, Diamond Resorts became a privately-held company.

On September 2, 2016, Purchaser issued a press release announcing the expiration of the tender offer, a copy of which is filed as Exhibit (a)(1)(J) to this Schedule 14D-9 and is incorporated herein by reference.”

ITEM 9. EXHIBITS.

The following is hereby added to the list of exhibits, following Exhibit No. (a)(1)(I) “Press Release, dated August 29, 2016.”:

Exhibit No.	Description

(a)(1)(J)	Press Release, dated September 2, 2016 announcing expiration of tender offer (incorporated by reference to Exhibit (a)(1)(L) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

DIAMOND RESORTS INTERNATIONAL, INC.

By:	/s/ Jared T. Finkelstein
	Name:	Jared T. Finkelstein
	Title:	Senior Vice President-General Counsel and Secretary

Date: September 2, 2016